LPA Announces Reporting Dates for Second Quarter 2026 Financial Results

San Jose, Costa Rica, July 29, 2026 – Logistic Properties of the Americas (NYSE American: LPA) (“LPA” or the “Company”), a leading developer, owner and manager of institutional quality, Class A industrial and logistics real estate in Latin America, announced today the reporting dates for its Second Quarter 2026 financial results.

Earnings Release

Wednesday, August 12, 2026
Time: After Market Close

Conference Call

Thursday, August 13, 2026

Time: 9:00 a.m. ET | 8:00 a.m. CT

To participate, please dial

(833) 461 5787 (USA Toll-Free)

+1 (585) 542 9983 (USA/International Toll)

Conference ID: 941803188

Webcast: https://events.q4inc.com/attendee/941803188

A call recording will be available for replay on LPA’s website for a limited time.

About Logistic Properties of America
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of March 31, 2026, LPA’s operating and development portfolio was comprised of 36 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 580,118 square meters (or approximately 6.2 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.

Investor Relations Contact:

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
ir@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com